Exhibit 99.3

Ardagh Group S.A.

Audited Annual Accounts for the year ended 31 December 2020

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

R.C.S.: B 160804

Share Capital: EUR 21,956,305.55

Audited Annual Accounts of Ardagh Group S.A.

for the year ended 31 December 2020

Directors and Other Information	2

Audit Report	3

Abridged Balance Sheet	6

Abridged Profit and Loss Account	8

Notes to the Audited Annual Accounts	10

1	Ardagh Group S.A.

Directors and Other Information

Directors

Paul Coulson

Abigail Blunt (appointed 22 April 2020)

Brendan Dowling

Yves Elsen (appointed 22 April 2020)

Houghton Fry

Johan Gorter

Oliver Graham (appointed 22 April 2020)

The Rt. Hon. the Lord Hammond of Runnymede

David Matthews

Gerald Moloney

Shaun Murphy

Damien O’Brien

Hermanus Troskie

Edward White

Registered Office

56, rue Charles Martel

L-2134 Luxembourg

Luxembourg

Registre du Commerce et des Sociétés

B 160804

Auditors

PricewaterhouseCoopers, Société coopérative

Réviseur d’Entreprises agréé

2, rue Gerhard Mercator

L-1014 Luxembourg

2	Ardagh Group S.A.

Audit report

To the Shareholders of

Ardagh Group S.A.

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of Ardagh Group S.A. (the “Company”) as at 31 December 2020, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

What we have audited

The Company’s annual accounts comprise:

●	the abridged balance sheet as at 31 December 2020;
●	the abridged profit and loss account for the year then ended; and
●	the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the annual report but does not include the annual accounts and our audit report thereon.

Our opinion on the annual accounts does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the annual accounts, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit, or otherwise appears to be materially

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

●	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

●	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

●	conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;

●	evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 6 April 2021

Represented by

Laurence Demelenne

MKBBUFP20210330T21352001_002 Page 1/2

Annual Accounts Helpdesk :

Tel. :(+352) 247 88 494
Email :centralebilans@statec.etat.lu

RCSL Nr. : B160804 | Matricule : 2011 2210 068

eCDF entry date :

ABRIDGED BALANCE SHEET

Financial year from 01/01/2020 **to** 31/12/2020 (in EUR)

ASSETS

	Reference(s)	Current year	Previous year
A. Subscribed capital unpaid			
I. Subscribed capital not called			
II. Subscribed capital called but unpaid			
B. Formation expenses			
C. Fixed assets		2.855.351.987,86	2.855.351.988,00
I. Intangible assets			
II. Tangible assets			
III. Financial assets	3&4	2.855.351.987,86	2.855.351.988,00
D. Current assets		13.130.570,37	87.885.843,00
I. Stocks			
II. Debtors		13.130.570,37	87.797.344,00
a) becoming due and payable within one year		13.130.570,37	87.797.344,00
b) becoming due and payable after more than one year			
III. Investments			
IV. Cash at bank and in hand			88.499,00
E. Prepayments		18.029,18	22.464,00
TOTAL (ASSETS)		2.868.500.587,41	2.943.260.295,00

The notes in the annex form an integral part of the annual accounts hgct 111 IRCSL Nt.: 8160804 I Ma tricule: 2011 221 0 068 j e(Of entry date : ABRIDGED BALANCE SHEET Flnancial yearfrom 01 01/01/2020 to ., 31/1 2/2020 cm os Ardagh Group S.A. 56,rue Charles Martel l 21 34luxembourg ASSETS fle>&renc:e(s) ... (._l'e'flt JNr Pl'ewiOUSJNr •• A.Subscri Ded capital u.npaid ... OQ Subscribed capital not called •• I. OQ II. Subscribed capital called but u np;a.id •• •• '* ... •• •• 2.855.35I.987,86 •• ... 2. 855. 3519. 88.00 B. Formation expenses c. Fixed assets Intangible assets II. Ta nibleassets Ill FiM.ncial assets ... ... 1111 "' '" ... •• '" •• •• •• •• 3&4 2.855.35I.987,86 •• 2.855.3519. 88.00 D.Current assets Stocks II. Debton 13.130.570,37 •• 87.885.843,00 "" ... un '" 13.130.57037 •• 87..797.344,00 - •• b) be-cOMing due al'ldpayable Within one ar be-cOMing due al'ldpayable atter morethanone ye,ar 13.130.57037 87..797.344 00 - - ... * •• Ill Investments "'· Cash at bank a nd i n hand Prepayments ... •• •• •• 88.499,00 - .• ... E. 18.029,18 22 464,00 TOTAL (ASSETS) 2.868.500.587,41 -----=·"9"43"."'""-'"'".00" The notes in the a nnex form ;an i ntegrai pa rt of the a n nuai accounts Annual Accounts Helpdesk : Tel. :(+3S2} 247BB494 Email:centrcllebila ns-statec.etat.l u

MKBBUFP20210330T21352001_002 Page 2/2

RCSL Nr.: B160804 | Matricule: 2011 2210 068

CAPITAL, RESERVES AND LIABILITIES

	Reference(s)	Current year	Previous year
A. Capital and reserves	5	2.854.056.189,80	2.940.544.000,00
I. Subscribed capital		21.956.305,55	21.956.208,00
II. Share premium account		1.523.508.213,14	1.523.389.952,00
III. Revaluation reserve			
IV. Reserves		2.195.621,00	2.195.609,00
V. Profit or loss brought forward		1.362.802.168,00	262.092.795,00
VI. Profit or loss for the financial year		35.403.745,59	1.248.742.795,00
VII. Interim dividends		-91.809.863,48	-117.833.359,00
VIII. Capital investment subsidies			
B. Provisions			
C. Creditors		14.444.397,61	2.716.295,00
a) becoming due and payable within one year		12.712.942,50	2.716.295,00
b) becoming due and payable after more than one year		1.731.455,11	
D. Deferred income			
TOTAL (CAPITAL, RESERVES AND LIABILITIES)		2.868.500.587,41	2.943.260.295,00

The notes in the annex form an integral part of the annual accounts

J>ogo:m -LFP211210030T21352901_01B I RCSL Nr.: 8160804 I M atricule: 2011 2210 068 I blerenc·.Csl eurrent,.ur Prewious r ur ... .,.. .,, 9. Incame·from panldpating interests a) derived from affiliated undertakings b) other income· fTom partidipating i nterests 3ll187.669,03 1..2i2J81.8:!:!00 m 8 15.000.000,00 885001100,00 711 711 ... 23. 187.669,03 ... 1.164281.8:!:!!.00 11111 9 l 0. I ncome·from other· lnvf!!cstments and loans fanning pan of the fixed assets a) derived from affiliated undertakings b) other income not indudect under a) m ll'lt 7l1 ... om m .,. ll'lS 7lS 11. Other interest receivable and similar I ncome· a) derived from affiliated undertakings b) other in terest and si milar income ., .,., .,.,. 7ll ,.,. "" 710 ., .,.,, 12..Share of profit or loss of undenaklngs accounted for under the equity method ... ... .... 11.Value adjustments In respect of financial assets and of lnYI!cstments held as runent assets ... ... .... ... ..,, .., 1"-I nterest payable.and similar expenses ·786..167 87 -1.D04.683.Q2 ... ... .... concerning affil iated undertakings a) .... 10 ... ·786..167,87 b) other in terest and similar expe s w -1.D04.683.00 ... "' .... 15. Tax on prof"Jt or loss -475 074,00 11 ·53.832.51 "" ... .... 16. Profit or loss after taxation 35.403.745,59 1243..742_795,00 17.Other taxes not s'hown under items 1 to16 .., ...,, - "' ... 35.A03J45,59 ... 1243_742_795,00 18. Profit or loss fortheflnanda.l yea r The notesin the anmx form anintegra!lpart of the annual accounts

Annual Accounts Helpdesk:

Tel. : (+352) 247 88 494
Email : centralebilans@statec.etat.lu

MBB0UFF20210330T21352901_003 Page 1/2

RCSL Nr.: B160804 | Matricule: 2011 2210 068

eCDF entry date:

ABRIDGED PROFIT AND LOSS ACCOUNT

Financial year from 01/01/2020 **to** 31/12/2020 (in EUR)

	Reference(s)	Current year	Previous year
1. to 5. Gross profit or loss	6	-1.944.740,60	-2.467.532,00
6. Staff costs	7	-99.182,46	-91.774,00
a) Wages and salaries		-87.080,12	-81.191,00
b) Social security costs		-12.102,34	-10.583,00
i) relating to pensions			
ii) other social security costs		-12.102,34	-10.583,00
c) Other staff costs			
7. Value adjustments			
a) in respect of formation expenses and of tangible and intangible fixed assets			
b) in respect of current assets			
8. Other operating expenses			

The notes in the annex form an integral part of the annual accounts

P>ge 11:1 WJli!IUFP2112103311121 lSliOI _OIB I Matriou le: 201 1 2210068 IeCDF enlly date : IRCSL Nr.: 8160804 ABRIDGED PROFIT AND LOSS ACCOUNT Rnandal yearf rom "' 01/0112010 to ., 31/1112020 n ... ArdaghGroup SA 56.rue Chades Martel L-2134 Luxembourg c.: ....,t nr bh!renc·l(sl• fln'liDIHJUr ... .... .... 1. to 5.Gross prof"rt or· loss -246751.2,00 6 -1 944.] 40,60 - 7 -99.182,46 - ... 6.Staff'costs -'91J74,00 ... .... - - a) bl Wages and sala ries Social seourity costs ij rel.llinog m. p«<l!!ion il) otiloer sotiAIecunry cost Other staff costs -12.10.2,34 -87.080,1 2 ... -81 191,00 "" -105113,00 ... .... .., ... .... -12.102 34 .... · -105113 00 ... d "' ... ... .... 7.Val Ill!adjustrN!'nts a) in respect of formation ex pense-s and of tangible a nd intangible fiXed assets - ... .... .... ... .., b) in respect of rurrent ass-els WI ... 8. Other operatktg e nses "" The notesin the annex form an ntegralpart ofthe annual accounts Annual Accounts Helpdes:k : Tel.:(+352)24788494 Email :centralebihmstatec.etat.lu

MKBBUFF20210330T21352901_003 Page 2/2

RCSL Nr. : B160804	Matricule : 2011 2210 068

	Reference(s)	Current year	Previous year
9. Income from participating interests		38.287.669,03	1.252.781.858,00
a) derived from affiliated undertakings	8	15.000.000,00	88.500.000,00
b) other income from participating interests	9	23.287.669,03	1.164.281.858,00
10. Income from other investments and loans forming part of the fixed assets			
a) derived from affiliated undertakings			
b) other income not included under a)			
11. Other interest receivable and similar income			
a) derived from affiliated undertakings			
b) other interest and similar income			
12. Share of profit or loss of undertakings accounted for under the equity method			
13. Value adjustments in respect of financial assets and of investments held as current assets			
14. Interest payable and similar expenses		-786.167,87	-1.004.683,00
a) concerning affiliated undertakings			
b) other interest and similar expenses	10	-786.167,87	-1.004.683,00
15. Tax on profit or loss	11	-53.832,51	-475.074,00
16. Profit or loss after taxation		35.403.745,59	1.248.742.795,00
17. Other taxes not shown under items 1 to 16			
18. Profit or loss for the financial year		35.403.745,59	1.248.742.795,00

The notes in the annex form an integral part of the annual accounts

-t.FP21121033111213S2901 _01B !';>gO ln I Ma tricu le: 2011 2210 068 I RCSL Nr.: 8160004 I PreYious Jnr. lbl!ferenc•o(s) CurR-MJUr ... .,. "' 9. l nccOme·from participating Interests a) derlved from affiliated undertakin.gs b) other income from partidpaing i ntereru Ja287.669,0l 1.2SL781.B OO IJIIS 8 15.000.000,00 88.500.000,00 1:1117 711 .. 1.164.281.B OO l:llt 9 Jtt 23.28 7 669,03 10.l nccOme·from o1fler investments ilnd loilns forming part of the fixed assets a) derived from affiliated undertakin.gs b) other income· not induded under a) m• 7lt 7>:1 rn .,. 1111 7>1 ,.,. ms 11.Other interest receivable and similar income· a) derived from affiliated undertakin.gs .. ., "" 710 1m 7ll IJ'JI other interest and si milar incarne b) m• :nJ 12..Share of prof"rt or loss of undertaldngs accounted for under the equ ity method - ... ... 13.Value ildjustments In respect of financial iiSsets and of Investments he'ld as cunent assets - ... ... ... .... .. 14. l nteresJ payable and simililr ex:penses a) concerning affiliated undertakings b) other in terest and similar expenses -786.167 87 -1.D04.6831oo "' "' "" ..,, 10 .786.167,87 -1 004.683,00 w ... "" .... 11 ... -53.832,51 1S. Tilx on prof"rt or loss -475.074,00 ... ... 16. Profit or loss after tAtXirtlon 35.403J45,59 1.248.742J9s,oo "" 17. Other taxes not sh.own under items 1 to16 ..., .., .,. - ... 35. 403J45,59 .,.. 1.243..742..795,00 18. Profit or loss for thefinandal year Th@ not@sin th@ ann@X form anint@grailpart of ttl@ annual accounts

Notes to the Audited Annual Accounts

1.	General information

Ardagh Group S.A. (the “Company”) is the holding company for the Ardagh group of companies (the “Ardagh Group”). The Company was incorporated in Luxembourg on 6 May 2011. Its registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. The Company’s  Class A common shares trade on the New York Stock Exchange. ARD Holdings S.A. is the ultimate parent company of the Company and prepares consolidated financial statements. The results of the Company will also be reflected in the consolidated financial statements that ARD Holdings S.A will prepare for the year ended 31 December 2020.

Copies of the ARD Holdings S.A. consolidated financial statements can be obtained from the Company at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

The Company also prepares consolidated financial statements, which are published according to the provisions of Luxembourg law.

2.	Summary of significant accounting policies

2.1	Basis of preparation

The annual accounts are prepared in conformity with the Luxembourg legal and regulatory requirements under the historical cost convention. The accounting policies and valuation rules are, apart from those enforced by the amended Law of 19 December 2002, determined and implemented by the board of directors.

The preparation of annual accounts requires the use of certain critical accounting estimates. It also requires the board of directors to exercise its judgement in the process of applying the accounting policies. Changes in assumptions may have a significant impact on the annual accounts in the period in which the assumptions changed.  The board of directors believe that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations and future events that are believed to be reasonable under the circumstances.

2.2	Significant accounting policies

The main valuation rules applied by the Company are the following:

(a)	Financial assets

Shares in affiliated undertakings, participating interests and securities held as fixed assets are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are valued at nominal value.

In the case of durable depreciation in value according to the opinion of the board of directors, value adjustments are made in respect of financial fixed assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(b)	Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(c)	Foreign currency Translation

Transactions expressed in currencies other than Euro are translated into Euro at the exchange rate effective at the time of the transaction.

Financial assets expressed in other currencies than Euro are translated at the exchange rate effective at time of transaction. At the balance sheet date, these assets remain translated at historical exchange rates.

10	Ardagh Group S.A.

Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year.

Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. The unrealised exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realisation.

Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealised losses are recorded in the profit and loss account whereas unrealised exchange gains are not recognised.

(d)	Provision for taxation

Provision for taxation corresponding to the tax liability estimated by the Company for the financial years for which the tax return has not yet been filed are recorded under the caption “Other creditors – tax authorities”

(e)	Creditors

Creditors are recorded at their reimbursement value. Where the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

3.	Shares in affiliated undertakings

The Company’s affiliated undertakings are:

Name	Registered office	Ownership	%	Last balance sheet date	Net equity (FRS101) €’000 Unaudited	Profit for the year €’000 Unaudited
Ardagh Packaging Group ULC.	Ardagh House Leopardstown Dublin 18, Ireland	100%		31/12/2020	1,665,772*	15,000*

* These relate to the provisional stand-alone annual accounts of Ardagh Packaging Group Unlimited.

The Management of the Company is of the opinion that the fair value of the investment is higher than its net book value.

4.	Participating interests

	At 31 December
	2020	2019
	€’000	€’000
Participating interests at 1 January	371,227	-
Acquisition of shares in participating interests undertaken during the year	-	371,227
Participating interests at 31 December	371,227	371,227

On 31 October 2019, as partial consideration for the transaction described in Note 9, the Company received 16,879,755 shares in Trivium Packaging B.V. representing a 42.4% shareholding with a value of €371,227. Trivium Packaging B.V. is incorporated in the Netherlands, with its corporate offices in Amsterdam.

11	Ardagh Group S.A.

5.	Capital and reserves

Subscribed capital

	2020 €’000	2019 €’000
Authorised and Subscribed
18,670,555 (2019: 18,660,768) ordinary shares class A of €0.01 each	187	187
217,696,000 (2019: 217,696,000) ordinary shares class B of €0.10 each	21,770	21,770
	21,957	21,957

The movements in the subscribed capital were as follows:

	Par Value €	No. of Class Shares	€’000

At 1 January 2020	0.01	18,660,768	187
Share Capital subscription - Class A Shares	0.01	9,787	-
At 31 December 2020	0.01	18,670,555	187

The movements in the reserve accounts are as follows:

	Share premium account	Legal reserve	Profit or loss brought forward	Profit or loss for the year	Interim Dividends
	€’000	€’000	€’000	€’000	€’000
At 1 January 2020	1,523,390	2,196	262,092	1,248,741	(117,833)
2019 Dividend paid allocated to reserves			(30,200)
Allocation of profit or loss from previous year	-	-	1,248,741	(1,248,741)
Interim Dividend paid allocated to reserves	-	-	(117,833)	-	117,833
Share premium issuance	118	-	-	-
Interim Dividends					(91,810)
Profit or loss for the year	-	-	-	35,404
At 31 December 2020	1,523,508	2,196	1,362,800	35,404	(91,810)

On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of €30.2 million was paid on April 1, 2020 to shareholders of record on March 18, 2020. This dividend was approved by the Shareholders at the AGM held in April 2020.

On April 22, 2020, the Company declared a cash dividend of $0.15 per common share. This interim dividend of €31.8 million was paid on June 17, 2020 to shareholders of record on June 3, 2020.

12	Ardagh Group S.A.

On July 22, 2020 the Company declared a cash dividend of $0.15 per common share. This interim dividend of €30.3 million was paid on October 1, 2020 to shareholders of record on September 17, 2020.

On October 21, 2020 the Company declared a cash dividend of $0.15 per common share. This interim dividend of €29.6 million was paid on December 16, 2020 to shareholders of record on December 2, 2020.

Legal reserve

Under Luxembourg law, the Company is required to allocate a minimum of 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed share capital. This reserve is not available for distribution.

6.	Other external expenses

	2020 €’000	2019 €’000
Other external expenses	1,945	2,469

7.	Staff Costs

The Company has one employee (2019: one).

8.	Income from participating interests

Derived from affiliated undertakings

	2020 €’000	2019 €’000
Ardagh Packaging Group Limited	15,000	88,500

Income derived from affiliated undertakings relates to dividend income.

9.	Other income from participating interests

	2020 €’000	2019 €’000
Income from participating interests	23,288	1,164,282

On 31 October 2019, the Company completed the combination of its Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium Packaging B.V.. As a result of this transaction the Company received proceeds of €2,678,076,330 and recognised a gain on disposal of the legal entities it had acquired during the period of €1,164,281,858.

During the year ended December 31, 2020, the Company recognised a credit of €23,287,669, primarily as a result of a gain arising from the remeasurement of consideration for the disposal of the Food & Specialty Metal Packaging business.

13	Ardagh Group S.A.

10.	Interest payable and similar expenses

Other interest and similar expenses

	2020 €’000	2019 €’000
Foreign currency translation losses	786	634
Other interest	-	371
	786	1,005

11.	Taxes on profit or loss

The Company is subject in Luxembourg to the applicable general tax regulations.

	2020 €’000	2019 €’000
Tax expense for the financial year	54	475

12.	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended 31 December 2020 including guarantees under Section 357 of the Irish Companies Act, 2014, and Section 264 of the German Commercial Code, as listed below. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries, as listed below.

The Irish subsidiary undertakings of the Company listed below, have availed of an exemption from filing their individual financial statements with the Irish Registrar of Companies as permitted by Section 357 of the Irish Companies Act, 2014 on the basis that they have satisfied the conditions as laid out in Sections 357 (a) to (h) of that Act.

Ardagh Packaging Group Unlimited

Ardagh Packaging Group Holdings Unlimited

Ardagh Packaging Holdings Limited

Ardagh Packaging Dublin Finance Limited

Ardagh Packaging Ireland Holdings Limited

Ardagh Glass Sales Limited

Ardagh Glass Dublin Limited

Ardagh Packaging Finance Ireland Limited

Ardagh Packaging Finance Plc

Ardagh Glass Finance Plc

Ardagh Corporate Services Limited

Ardagh Packaging International Services Limited

Ardagh Receivables Finance DAC

Ardagh Corporate Management Limited

Ardagh Packaging Services Limited

Ardagh Containers Holdings Limited

Ardagh Treasury Limited

Ardagh Metal Beverage Finance Ireland Limited

Ardagh Glass Dublin Finance Limited

Ardagh Metal Holdings Limited

The German subsidiary undertakings of the Company listed below, have availed of an exemption from filing their individual financial statements with the German Registrar of Companies as permitted by Section 264 paragraph 3 of the German Commercial Code, on the basis that they have satisfied the conditions as laid out in Section 264 Paragraph 3 Item 1.-5.of that Code.

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Ardagh Metal Beverage Holdings Germany Gmb

Ardagh Metal Beverage Germany GmbH

Ardagh Metal Beverage Trading Germany GmbH

Ardagh Group Germany GmbH

Ardagh Glass GmbH

UniMould GmbH

Heye International GmbH

Heye Beteiligungs GmbH & Co. KG

OGB Obernkirchener Grundstücksbeteiligungsgesellschaft mbH

The Company has issued a declaration of joint and several liability as referred to in section 403, book 2 of the Dutch Civil Code in respect of a number of its consolidated participations. This provides an exemption for those entities from filing their individual financial statements. The declaration concerns:

Ardagh Glass Moerdijk B.V.

Ardagh Glass Dongen B.V.

Ardagh Metal Beverage Netherlands B.V.

Ardagh Metal Beverage Trading Netherlands B.V.

On 6 April 2021, in accordance with section 404 paragraph 1, book 2 of the Dutch Civil Code, the Company has withdrawn the statement of joint and several liability in relation to Ardagh Metal Beverage Netherlands B.V. and Ardagh Metal Beverage Trading Netherlands B.V. Consequently, Ardagh Metal Beverage Netherlands B.V. and Ardagh Metal Beverage Trading Netherlands B.V. will no longer be exempted from filing their individual financial statements.

With exception of the above guarantees the Company had no commitments and contingencies at 31 December 2020 (2019: €nil).

13.	Related party transactions

The shareholders of Trivium Packaging B.V (“Trivium”) have entered into a Shareholders Agreement, dated 31 October 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters.

The Company entered into a mutual services agreement (“MSA”), with Trivium pursuant to which Ardagh and Trivium provide services to each other. The services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D, product development and certain IT services. The MSA provides for the sharing of certain facilities leased by Ardagh in connection with the provision of services, with appropriate segregations in place between the Ardagh entities, on the one hand, and the Trivium entities, on the other hand.

Except for the above transactions and interest receivable from affiliated entities, and investments in and loans to and from affiliated entities as disclosed in notes 3, 4, 8 and 9, there were no material related party transactions during the year ended 31 December 2020.

14.	Other information

Update related to Covid-19

The COVID-19 global pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted the business of the Ardagh Group in a number of ways including as a result of the impact of reduced global economic activity which resulted in lower demand for some of Ardagh Group’s customers’ products and, therefore, certain of the products that Ardagh Group manufactures.

COVID-19 may continue to have an adverse effect on the Ardagh Group and operations, including potential disruptions to its supply chain and workforce. Although the production has not been significantly impacted to date, the plants of Ardagh Group may be required to curtail or cease production in order to respond to any future measures which may arise in order to prevent the spread of COVID-19. In addition, the pandemic may in the future impact on capital markets which could impact the cost of borrowing. During the year ended December 31, 2020, incremental COVID-19 related costs, including safety and cleaning costs, were incurred throughout the Ardagh Group

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The ultimate significance of the disruptions arising as a result of COVID-19, including the extent of their adverse impact on the Ardagh Group’s financial and operational results, will be determined by the duration of the ongoing pandemic, its severity in the markets that Ardagh Group serves and the nature and efficacy of government and other regulatory responses, protective measures and vaccination programs and the related impact on macroeconomic activity and consumer behaviour.

15.	Subsequent events

Combination of Ardagh Metal Packaging with Gores Holdings V

On 22 February 2021, the Group entered into a business combination agreement with Gores Holdings V Inc., a special purpose acquisition company sponsored by an affiliate of The Gores Group (“Gores Holdings V”) for the purpose of effecting a merger, acquisition, or similar business combination, under which Gores Holdings V will combine with Ardagh’s metal packaging business that will be held by an Ardagh wholly owned subsidiary, Ardagh Metal Packaging S.A. (“Ardagh Metal Packaging” or “AMP”) to create an independent, pure-play beverage can business, public company. AMP also announced its intention to apply to list its shares on the NYSE.

AMP will hold Ardagh’s metal packaging business, which is a leading supplier of beverage cans globally, with a particular focus on The Americas and Europe. Headquartered, in Luxembourg, the business supplies sustainable and infinitely-recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. Ardagh’s metal packaging business operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020. AMP will be a global leader in the supply of sustainable and infinitely-recyclable beverage cans that has a leading presence in the Americas and Europe and is the second-largest beverage can producer in Europe and the third-largest in North America and Brazil.

Additional investors have committed to participate in the proposed business combination by purchasing 60 million shares of AMP for an aggregate purchase price of $600 million in a private placement at $10.00. In connection with the transactions, on 12 March 2021, two affiliates of the Ardagh Group (the “Co-Issuers”) issued green bonds of $2.8 billion equivalent, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029 (the “AMP Bond Issuance”). Assuming no share redemptions by the public stockholders of Gores Holdings V, approximately $525 million in cash held in Gores Holdings V’s trust account, together with the $600 million in private placement proceeds and approximately $2.3 billion of the new debt raised by AMP, will be used to pay up to $3.4 billion in cash to Ardagh, as well as to pay transaction expenses with the remainder of the AMP Bond Issuance used for general corporate purposes. Upon closing of the transactions, assuming no redemptions by Gores Holdings V’s public stockholders, Ardagh will retain an equity interest in the Company of approximately 80%, the investors in the private placement will hold approximately 10% and Gores Holdings V’s stockholders and its sponsor will hold approximately 10%. Ardagh intends to remain a committed, long-term majority shareholder of AMP. The cash proceeds from the transactions will be used to reduce net debt at Ardagh.

The proposed business combination, which has been approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in the second quarter of 2021, subject to receipt of Gores Holdings V stockholder approval, approval of AMP’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions and the satisfaction or waiver of other customary closing conditions.

Prior to the closing of the business combination, the Company effected on and or about 1 April 2021 a series of transactions that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of the Company, and certain other subsidiaries of the Company that are engaged in the metal beverage can business (the “AMP Business”) being directly or indirectly owned by Ardagh Metal Packaging (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of the Company (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of the Company that are not AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of the Company (other than the AMP Entities) being transferred to the AMP Entities (such transactions, collectively, the “AMP Transfer”). On completion of the AMP Transfer on 1 April 2021, $2.3 billion of the AMP Bond Issuance was paid to Ardagh Group S.A. on the release of the proceeds of the AMP Bond Issuance from escrow.

In connection with the AMP Bond Issuance, the Company has designated the Co-Issuers and the AMP entities as unrestricted subsidiaries under the existing bond indentures and the Global Asset Based Loan Facility.

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Dividend declared

On 15 February 2021, the Company declared an interim dividend of $0.15 per common share. The dividend of €29 million will be paid on 1 April 2020 to shareholders of record on 18 March 2021.

16.	Approval of annual accounts

The board of directors approved these annual accounts on 6 April 2021.

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